GOLDEN MOON
DISTILLERY

Maison de la Vie, DBA Golden Moon Distillery
(the "Company") a Colorado Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Maison de la Vie, DBA Golden Moon Distillery

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 28, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	67,644	24,551
Accounts Receivable	34,603	26,086
Inventory	633,804	576,024
Other Assets	2,800	2,800
Total Current Assets	738,851	629,460
Non-current Assets		
Furniture, Vehicles, Equipment, Construction Buildout, and Leasehold Improvements, net of Accumulated Depreciation	1,726,401	1,914,356
Security Deposits	10,291	10,291
Total Non-Current Assets	1,736,692	1,924,647
TOTAL ASSETS	2,475,542	2,554,107
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	94,499	89,671
Payroll Liabilities	6,008	3,895
Sales Tax Payable	431	4,506
Current Portion of Long Term Debt	68,806	-
Emergency Relief Loan	20,000	-
Shareholder Loan - Related Party	388,960	355,960
Accrued Interest	47,133	-
Total Current Liabilities	625,837	454,033
Long-term Liabilities		
Deferred Rent	47,099	11,231
SBA Loan, net of Loan Costs	2,472,864	2,715,785
Business Recovery Loan	28,589	-
PPP Loan	98,900	-
EIDL	64,200	-
Line of Credit	262,500	-
Total Long-Term Liabilities	2,974,153	2,727,016
TOTAL LIABILITIES	3,599,990	3,181,049
EQUITY		
Member Contributions	522,752	408,489
Accumulated Deficit	(1,647,200)	(1,035,431)
Total Equity	(1,124,448)	(626,942)
TOTAL LIABILITIES AND EQUITY	2,475,542	2,554,107

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	625,751	869,445
Cost of Revenue	432,303	508,949
Gross Profit	193,449	360,496
Operating Expenses		
Advertising and Marketing	74,694	156,167
General and Administrative	768,143	560,324
Depreciation	213,094	155,364
Total Operating Expenses	1,055,931	871,855
Operating Income (loss)	(862,482)	(511,359)
Other Income		
Grants	364,211	-
Consulting	74,180	89,259
Total Other Income	438,392	89,259
Other Expense		
Interest Expense	187,679	286,886
Other	-	-
Total Other Expense	187,679	286,886
Net Income (loss)	(611,769)	(708,987)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(611,769)	(708,987)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	213,094	155,364
Accounts Payable	4,827	34,703
Inventory	(57,780)	(288,284)
Accounts Receivable	(8,517)	(9,740)
Payroll Liabilities	2,113	1,282
Sales Tax Payable	(4,075)	1,368
Accrued Interest	47,133	-
Deferred Rent	35,868	(1,361)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	232,663	(106,668)
Net Cash provided by (used in) Operating Activities	(379,105)	(815,655)
INVESTING ACTIVITIES		
Equipment	-	(4,689)
Furniture	-	(9,750)
Construction Buildout	(25,139)	(388,913)
Net Cash provided by (used by) Investing Activities	(25,139)	(403,352)
FINANCING ACTIVITIES		
Member Contributions	114,263	200,000
SBA Loan, net of Loan Costs	(174,344)	670,671
Business Recovery Loan	28,819	-
PPP Loan	98,900	-
EIDL	64,200	-
Line of Credit	262,500	-
Emergency Relief Loan	20,000	-
Shareholder Loan - Related Party	33,000	355,960
Net Cash provided by (used in) Financing Activities	447,338	1,226,630
Cash at the beginning of period	24,551	16,927
Net Cash increase (decrease) for period	43,094	7,624
Cash at end of period	67,644	24,551

Statement of Changes in Member Equity

	Common A Units	Common B Units	Preference Units			
	# of Units	# of Units	# of Units	Member Contributions	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	12,000,000	-	-	208,489	(326,445)	(117,956)
Issuance of Membership Units	-	100,000	100,000	-	-	-
Member Contributions	-	-	-	200,000	-	200,000
Net Income (Loss)	-	-	-	-	(708,987)	(708,987)
Ending Balance 12/31/2019	12,000,000	100,000	100,000	408,489	(1,035,431)	(626,942)
Member Contributions	-	-	-	114,263	-	114,263
Net Income (Loss)	-	-	-	-	(611,769)	(611,769)
Ending Balance 12/31/2020	12,000,000	100,000	100,000	522,752	(1,647,200)	(1,124,448)

Maison de la Vie, DBA Golden Moon Distillery
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Maison de la Vie, DBA Golden Moon Distillery ("the Company") was formed in Colorado on January 2nd, 2012. The Company is an award-winning spirits manufacturer that produces a variety of distilled alcoholic beverage products. (AKA Distillery). We will be using the proceeds of our current capital raise will for sales, marketing and increased bottling capacity and other plant improvements.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of alcoholic beverage products. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Furthermore, the Company earns revenue through the sale of food and beverage at its speakeasy. Revenue is recognized at the point of sale or once customers finish their beverages and/or meals. The Company's performance obligation is satisfied once the meals and/or beverages have been produced and delivered to the customer.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Construction Buildout	15	1,660,829	179,073	-	1,490,430
Leasehold Improvements	15	50,566	48,490	-	2,340
Expansion Equipment	7	467,254	247,328	-	222,365
Distillery Equipment	7	74,730	70,103	-	5,017
Furnitures and Fixtures	7	28,384	22,284	-	6,248
Vehicles	5	600	600	-	-
Grand Total	**-**	**2,282,364**	**567,878**	**-**	**1,726,401**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Inventory

The Company's inventory consists of packaging, herbs and spices, finished products from both its distillery and speakeasy, and other miscellaneous items. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis.

A summary of the Company's inventory is below.

Inventory	2020	2019
Packaging	96,237	103,550
Herbs and Spices	255,696	254,536
Finished Products	266,785	205,580
Other	15,087	12,357
Grand Total	**633,804**	**576,024**

Grant Income

The Company entered into a forbearance agreement to have the principal, interest, and fees of its SBA loan covered by the U.S. Small Business Administration for a period of 6 months. Total grant income consisted of $364,211 as of December 31, 2020.

Income Taxes

The Company elected to be taxes as a C corporation effective 2019. The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2019 and 2020, the founder loaned the Company money for purposes of funding operations. These loans bear no interest, have no maturity date, and no security interest. The total balance of these loans was $355,960 and $388,960 as of December 31, 2019 and 2020, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In March 2018, the Company entered into an SBA loan agreement for $2,840,000 with an interest rate of Prime Rate plus 2.4% and maturity date of March 2029. This loan is secured by real and personal property. The balance of this loan was $2,809,473 and $2,624,909 as of December 31, 2019 and 2020, respectively.

In 2020, the Company entered into an Emergency Relief Loan agreement for $20,000 with no interest rate, no security interest, and a maturity date of September 2021. If the Company is unable to repay the loan in full, it converts into a new loan bearing an interest rate of 5.5% and a maturity date of September 2025. The balance of this loan was $20,000 as of December 31, 2020.

In May 2020, the Company entered into a Business Recovery Loan agreement for $28,814 with an interest rate of 3.5% and maturity date of December 2024. This loan is secured by the founder's personal guarantee. The balance of this loan was $28,819 as of December 31, 2020.

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $98,900 with an interest rate of 1% and maturity date of April 2022. This loan is not secured. The balance of this loan was $98,900 as of December 31, 2020 and has been forgiven subsequent to the date of these financials.

In April 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $64,300 with an interest rate of 3.75% and maturity date of April 2050. This loan is secured by all of the Company's assets. The balance of this loan was $64,200 as of December 31, 2020.

In March 2020, the Company entered into a Line of Credit agreement for $262,500 with an interest rate of Variable Prime plus 2.5% and maturity date of March 2030. This line of credit is secured by all of the Company's assets. The balance of this line of credit was $262,500 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	88,806
2022	313,410
2023	328,564
2024	343,145
2025 and Beyond	1,926,503

NOTE 6 – EQUITY

The Company has authorized 12,000,000 Common A Units with an initial capital contribution of $100. All 12,000,000 units were issued to its founder, Stephen Gould, and are outstanding as of December 31, 2020.

The Company has authorized 1,500,000 Common B Units with a price of $1 per unit. 100,000 units were issued to 4 shareholders and are outstanding as of December 31, 2020.

The Company has authorized 1,500,000 Preference Units with a price of $1 per unit. 100,000 were issued and outstanding as of December 31, 2020.

A minimum investment of $50,000 is required to purchase a package of 25,000 Common B Units and 25,000 Preference Units.

Common B Units are non-voting and have no guaranteed dividend or liquidation preference.

Preference Units are non-voting, receive $0.03 per unit in a cumulative annual dividend, and have liquidation preference. Should the Company be sold within 1-5 years following the close of this investment offering, Preference Unit holders will receive $1.50 per unit plus accrued but unpaid dividends, if any. Should the Company be sold within 6-10 years following the close of this investment offering, Preference Unit holders will receive $2.00 per unit plus accrued but unpaid dividends, if any.

The Company's Operating Agreement was Restated and Amended effective 2019 to eliminate the "old" Preference Units and replace them with "new" Preferred Units with more favorable rights to the holders. The exchange ratio of new Preferred Units for the old Preference Units was 2.05:1. The Preferred Units enjoy a per unit liquidation preference amount equal to the greater of (i) the sum of $0.73171 per Preferred Unit plus any unpaid and accrued dividends; or (ii) the amount the holder of one (1) Preferred Unit would be entitled to receive if such Preferred Unit were deemed to have been converted into one (1) Common A Unit. This enables holders to participate in the upside appreciation of the Company without the cap of the old Preference Units. In contrast to the old Preference Units, the Preferred Units also have voting rights; and are entitled to one (1) vote per Preferred Unit held and shall vote together with the holders of Common A Units as a single class.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 28, 2021, the date these financial statements were available to be issued.

In January 2021, the Company extended its original lease agreement for its office/warehouse space by an additional 75 months.

In 2021, the PPP loan for $98,900 was forgiven.

In February 2021, the Company entered into a new PPP loan for $110,888 with an interest rate of 1% and maturity date of February 2026. This loan has also been forgiven.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses for the years presented and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and has seen significant increases in revenue in 2021. Management is in the process of raising funds to satisfy its capital needs. No assurance can be given that the Company will be successful in this effort. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential

services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.